Larry Spirgel

Assistant Director

Office of Technologies

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 7, 2016

Re:	Knightscope, Inc.

Offering Statement on Form 1-A

Filed November 7, 2016

File No. 024-10633

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of November 28, 2016, which we have set out below, together with the company’s responses.

Part II and III - Preliminary Offering Circular

1. The final price of the offering may be provided in a supplement after qualification; however, a range or estimated price to the public must be included in the preliminary circular. See Section 253 of Regulation A. Please revise accordingly.

We have added disclosure regarding the price to public to the preliminary offering circular.

Use of Proceeds, page 11

2. You indicate that your offering will be conducted on a “best-efforts” basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered (in addition to the information you have provided for a 100% sale).

We have revised the disclosure to reflect the impact to the company of selling less than the maximum number of shares.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: William Santana Li

Knightscope, Inc.